Zhihu Inc.

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

August 31, 2023

VIA EDGAR

Mr. Andrew Mew

Mr. Tyler Howes

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhihu Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 28, 2023 (File No. 001-40253)

Dear Mr. Mew and Mr. Howes,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 31, 2023

Item 16I(a) and Item 16I(b)(3)

In connection with the required disclosure under Item 16I(a) and Item 16I(b)(3), the Company respectfully submits that it relied on the Company’s register of members as of March 31, 2023 and the beneficial ownership reports on Schedules 13D and Schedules 13G and their respective amendments thereto filed by the Company’s major shareholders. Based on an examination of the foregoing, other than (i) Mr. Yuan Zhou, (ii) Tencent Entities, (iii) Qiming Entities, (iv) Innovation Works Entities, and (v) Cosmic Blue Investments Limited, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of March 31, 2023. Based on the review of the public filings:

●	Mr. Yuan Zhou is the founder, chairman of the board of directors, and chief executive officer of the Company, and beneficially owned 18,008,292 Class A ordinary shares and 18,846,286 Class B ordinary shares of the Company as of March 31, 2023 through MO Holding Ltd, representing 11.6% of the Company’s total issued and outstanding shares (excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans) and 42.5% of the total voting power of the Company as of March 31, 2023. MO Holding Ltd is a company incorporated in the British Virgin Islands and more than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, with the remaining interest of MO Holding Ltd held by Mr. Zhou;

●	Tencent Entities include Dandelion Investment Limited, Image Frame Investment (HK) Limited, and Sogou Technology Hong Kong Limited, which are all subsidiaries of Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited (SEHK: 0700). Tencent Entities beneficially owned 38,066,599 Class A ordinary shares of the Company based on a form of disclosure of interests filed by the Tencent Entities with The Stock Exchange of Hong Kong Limited on April 22, 2022. Assuming Tencent Entities’ shareholding has not changed since April 22, 2022, it represented 12.0% of the total issued and outstanding ordinary shares and 7.8% of the total voting power of the Company as of March 31, 2023. Based on public filings, Tencent Entities are not owned or controlled by a government entity in China;

●	Qiming Entities include Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P., which are all beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands. Qiming Entities beneficially owned 22,945,598 Class A ordinary shares of the Company as of December 31, 2022 based on a Schedule 13G/A filed by Qiming Entities on February 14, 2023. Assuming Qiming Entities’ shareholding has not changed since December 31, 2022, it represented 7.2% of the total issued and outstanding ordinary shares and 4.7% of the total voting power of the Company as of March 31, 2023. Based on public filings, Qiming Entities are not owned or controlled by a government entity in China;

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 31, 2023

●	Innovation Works Entities include Innovation Works Development Fund, L.P. and Innovation Works Holdings Limited. Innovation Works Development Fund, L.P. is beneficially owned and controlled by Mr. Peter Liu and Mr. Kai-Fu Lee. Innovation Works Holdings Limited is wholly owned by Mr. Kai-Fu Lee. Innovation Works Entities beneficially owned 22,287,618 Class A ordinary shares in the Company as of December 31, 2022 based on a Schedule 13G/A filed by Innovation Works Entities, among other reporting persons, on February 9, 2023. Assuming Innovation Works Entities’ shareholding has not changed since December 31, 2022, it represented 7.0% of the total issued and outstanding ordinary shares and 4.6% of the total voting power of the Company as of March 31, 2023. Based on public filings, Innovation Works Entities are not owned or controlled by a government entity in China; and

●	Cosmic Blue Investments Limited is wholly owned by Kuaishou Technology, a company incorporated under the laws of Cayman Islands and listed on the Stock Exchange of Hong Kong Limited (SEHK: 1024). Cosmic Blue Investments Limited beneficially owned 19,975,733 Class A ordinary shares in the Company based on a form of disclosure of interests filed by Cosmic Blue Investments Limited with The Stock Exchange of Hong Kong Limited on April 22, 2022. Assuming Cosmic Blue Investments Limited’s shareholding has not changed since April 22, 2022, it represented 6.3% of the total issued and outstanding ordinary shares and 4.1% of the total voting power of the Company as of March 31, 2023. Based on public filings, Cosmic Blue Investments Limited is not owned or controlled by a government entity in China.

Based on the foregoing, the Company believes that it is not owned or controlled by a government entity of China and that the government entities in China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company has consolidated foreign operating entities including subsidiaries and VIEs, and the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. The Company’s subsidiaries are either 100% wholly owned by, or partially owned but controlled by, the Company ultimately. With respect to the VIEs, the Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and the obligation to absorb losses of the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As disclosed in the 2022 Form 20-F, the ultimate shareholders of the VIEs are natural persons. Therefore, the Company’s consolidated foreign operating entities are not owned or controlled by a government entity of China, and the government entities in China do not have a controlling financial interest in the Company’s consolidated foreign operating entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 31, 2023

Item 16I(b)(2)

In connection with the required disclosure under Item 16I(b)(2), the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its ordinary shares included: (i) JPMorgan Chase Bank, N.A., (ii) HKSCC Nominees Limited, (iii) MO Holding Ltd, (iv) Tencent Entities, (v) Qiming Entities, (vi) Innovation Works Entities, (vii) Cosmic Blue Investments Limited, (viii) a trust established for the Company’s repurchase program, and (ix) certain other institutional investors. The Company further submits that its consolidated foreign operating entities are organized or incorporated in the British Virgin Islands, mainland China and Hong Kong (together with the Cayman Islands where the Company is incorporated, collectively referred to as the “Relevant Jurisdictions”).

●	JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify and verify the background of each public market ADS holder due to the large number of such holders.

HKSCC Nominees Limited is the nominee holder for the Company’s Class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder through HKSCC Nominees Limited due to the large number of such shareholders.

The Company could only rely on the beneficial reports on Schedule 13D and Schedule 13G and their respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through JPMorgan Chase Bank, N.A. or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a government entity in any of the Relevant Jurisdictions;

●	More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, with the remaining interest of MO Holding Ltd held by Mr. Zhou. As such, no government entities in any of the Relevant Jurisdictions own any share of MO Holding Ltd;

●	With respect to Tencent Entities, Qiming Entities, Innovation Works Entities, and Cosmic Blue Investments Limited, based on the public filings on their ownership structure, the Company believes that none of them is owned or controlled by a governmental entity of any of the Relevant Jurisdictions; and

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 31, 2023

●	All other institutional shareholders of the Company were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, no governmental entities in any of the Relevant Jurisdictions own shares of any of the institutional shareholders.

Based on the foregoing, to the best of the Company’s knowledge, the Company believes that no government entities in any of the Relevant Jurisdictions owns any share of the Company.

With respect to the Company’s consolidated foreign operating entities (including subsidiaries, the VIEs, and the VIEs’ subsidiaries), the Company respectfully submits that, except for the VIEs and their subsidiaries in mainland China, the Company holds 100% equity interests in its consolidated foreign operating entities (other than Prez Limited and Yincheng Limited, in each case the Company holds 55% of the equity interest and the remaining 45% equity interest is ultimately held by their respective founders who are natural persons). As disclosed in the 2022 Form 20-F, the ultimate shareholders of the VIEs are natural persons. Therefore, to the best of the Company’s knowledge, the Company believes that no government entities in any of the Relevant Jurisdictions own any share in these consolidated foreign operating entities for the reasons stated above and also based on an examination of the registers of members or equivalent corporate records of these entities.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of Zhihu Inc. and directors of the Company’s consolidated foreign operating entities (including the VIEs) to complete a questionnaire, which seeks confirmation regarding their status as official of the Communist Party of China. Each director has confirmed that he or she is not an official of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the Company’s directors and directors of the Company’s consolidated foreign operating entities (including the VIEs) is an official of the Communist Party of China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 31, 2023

As illustrated above, each of the Company’s directors and directors of the Company’s consolidated foreign operating entities (including the VIEs) is obligated to confirm the status whether he or she is an official of the Communist Party of China to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Communist Party of China.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Zhihu Inc., the VIEs, or the VIEs’ subsidiaries.” We also note that the list of principal subsidiaries in Exhibit 8.1 indicates that Zhihu, Inc. has a subsidiary located in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.

With respect to the required disclosure under Item 16I(b)(2), the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include the Cayman Islands, the British Virgin Islands, mainland China, and Hong Kong. Based on the analysis set forth in the Company’s response to Staff’s Question 1 above, to the best of the Company’s knowledge, no governmental entity in the Cayman Islands, the British Virgin Islands, mainland China, or Hong Kong owns shares of the Company’s consolidated foreign operating entities.

●	With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(3), the Company respectfully supplements that, based on the analysis set forth in the Company’s response to Staff’s Question 1 above, the governmental entities in mainland China do not have a controlling financial interest in the Company’s subsidiary in Hong Kong or any of the Company’s other consolidated foreign operating entities including its subsidiaries and the VIEs.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 31, 2023

With respect to the required disclosure under Item 16I(b)(5), the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Communist Party of China.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under Item 16I(b)(5), the Company respectfully confirms without qualification that none of the articles of the Company and of its consolidated foreign operating entities contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at shadachuan@zhihu.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4858 or Shu.Du@skadden.com.

Very truly yours,

/s/ Henry Dachuan Sha
Henry Dachuan Sha
Chief Financial Officer

cc:	Yuan Zhou, Chairman of the Board of Directors and Chief Executive Officer, Zhihu Inc.
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP